Exhibit (a)(5)(lxii)

For Immediate Release

Contact:

Deborah Lilienthal

Oracle Corp.

(650) 506-5158

Deborah.Lilienthal@oracle.com

ORACLE TO HOST SECOND ONLINE PEOPLESOFT CUSTOMER TOWN HALL MEETING

Oracle Executive Vice Presidents Chuck Phillips and Mike Rocha

to Discuss Oracle’s Enhanced Customer Support for PeopleSoft Customers

REDWOOD SHORES, Calif, Aug. 27, 2003 — Oracle Corporation (Nasdaq: ORCL) will host the second in a series of online Town Hall meetings for PeopleSoft customers on Wednesday, Sept. 3, at 2:00 p.m. PDT. Oracle Executive Vice Presidents Chuck Phillips and Mike Rocha will host this live as part of Oracle’s continuing customer outreach, and the meeting will focus on its planned enhancements to PeopleSoft customer support and elaborate on the mechanics for a smooth support transition. This meeting will also provide an opportunity to address questions from PeopleSoft customers, which can be sent via email in advance or during the meeting to townhall@oracle.com.

To participate in Wednesday’s Town Hall meeting via the Web, or for more information, access www.oracle.com/peoplesoft/townhall.html. To participate by phone, call (877) 531-9176 (toll free in the United States) or (484) 630-5269 and provide password “Town Hall.”

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on July 24, 2003. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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